UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________

FORM 11-K
______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-31567

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL PACIFIC FINANCIAL CORP.
220 South King Street
Honolulu, Hawaii 96813

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Assets Available for Benefits

Statements of Changes in Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Exhibit Index

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Central Pacific Bank
401(k) Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Central Pacific Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Central Pacific Bank 401(k) Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Honolulu, Hawaii
June 26, 2013

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Investments, at fair value:
Mutual funds	$72,164,304	62,955,332
Common stock fund	1,230,603	1,079,001
Collective trust fund	19,271,824	19,071,299
Total investments	92,666,731	83,105,632

Receivables – notes receivable from participants	1,940,903	1,755,494
Assets reflecting all investments at fair value	94,607,634	84,861,126

Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(970,191)	(883,123)
Assets available for benefits	$93,637,443	83,978,003

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Assets Available for Benefits
Years ended December 31, 2012 and 2011

	2012	2011
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$6,848,024	(2,792,202)
Dividend income	1,996,916	1,858,636
Interest income	436,468	517,248
Total investment income (loss)	9,281,408	(416,318)

Interest income on notes receivable from participants	59,980	60,939

Contributions:
Participant	3,506,944	3,251,337
Employer – 401(k) matching	1,636,540	1,516,496
Rollovers	141,257	82,618
Total contributions	5,284,741	4,850,451
	14,626,129	4,495,072
Deductions:
Benefits paid	(4,921,499)	(4,573,666)
Administrative expenses	(45,190)	(32,572)
	(4,966,689)	(4,606,238)
Net increase (decrease)	9,659,440	(111,166)

Assets available for benefits:
Beginning of year	83,978,003	84,089,169
End of year	$93,637,443	83,978,003

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(1)	Description of the Plan

The following brief description of the Central Pacific Bank 401(k) Retirement Savings Plan (the plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement savings plan covering all employees of Central Pacific Bank and subsidiaries (the Bank), a wholly owned subsidiary of Central Pacific Financial Corp. (Company), and certain other affiliated companies. The Plan permits employees to make participant contributions and receive base matching contributions after six months of service. Additionally, employees who have completed one year of employment and 1,000 hours of service during the year are entitled to share in any excess matching, discretionary profit sharing, and Employee Stock Ownership plan (ESOP) contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Participant Contributions

Participant contributions to the Plan are based on an elected percentage of 1% to 100% of participant compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

(c)	Employer Contributions – 401(k)

The Bank makes matching contributions to the Plan out of its own funds equal to 100% of the elective deferrals made by eligible participants, up to a limit of not less than 4% or more than 6% of the participant’s eligible compensation with the first 4% referred to as Base Matching Contributions and the balance, if any, referred to as Excess Matching Contributions. The Bank may also make discretionary contributions to eligible participant’s accounts. No discretionary contributions were made in 2012 or 2011.

(d)	Employer Contributions – Profit Sharing

The Bank’s annual profit sharing contribution is at the discretion of the Bank’s board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the plan year. The participant must be employed on the last day of the plan year to be eligible to share in any profit sharing contribution. The Bank made no profit sharing contributions for 2012 and 2011.

(e)	Employer Contributions – Employee Stock Ownership Plan

The Bank may make ESOP contributions to the Plan at the discretion of the Bank’s board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the plan year. No ESOP contributions were made in 2012 or 2011.

(f)	Participants’ Accounts and Forfeitures

Each participant’s account is credited with the participant’s contribution, the employer matching contribution, and any specified discretionary contributions, and is credited or charged with an allocation of plan net earnings or losses and plan administrative expenses. Daily allocations of plan net earnings or losses are based on participants’ account balances at the end of the previous day. Forfeitures of employer contributions may be (1) reallocated to participants, (2) used to reduce employer contributions, or (3) used to offset plan expenses. The Bank uses forfeitures to offset plan expenses as allowed in the plan document. At December 31, 2012, there were no forfeited nonvested employer matching contributions and $1,490 of forfeited nonvested profit sharing contributions to be used to offset plan expenses. At December 31, 2011, there were $761 of forfeited nonvested employer matching contributions and $3,813 of forfeited nonvested profit sharing contributions to be used to offset plan expenses. In 2012 and 2011, plan expenses were paid by the application of forfeited nonvested accounts totaling $9,647 and $7,892, respectively.

(g)	Vesting

Participant contributions and employer Base Matching Contributions plus actual earnings thereon are immediately vested. A participant’s balance of his or her employer Excess Matching Contribution account and the employer’s discretionary contributions are vested based on the participant’s years of service, at a rate of 20% per year.

(h)	Notes Receivable from Participants

Participants may borrow from their account up to 50% of their vested 401(k) account balance up to a maximum of $50,000, provided that the loan is paid back with interest within 5 years (or 15 years for the purchase of a primary residence). The loans are secured by the balance in the participant’s account and bear interest at prevailing rates. Participant loans may be granted for any personal reason. At December 31, 2012, notes receivable from participants bear interest at various rates ranging from 2.34% to 8.38% and mature in years beginning in 2013 through 2023.

(i)	Payment of Benefits

Upon a participant’s death, disability, retirement, or other termination of employment with the Bank, the participant will elect to be paid either a lump-sum amount, periodic installments over a fixed period, a direct rollover to another qualified plan or traditional individual retirement account, or a combination of these options equal to the value of his or her account. If a participant’s vested interest in his or her account is $1,000 or less, the participant’s vested interest may be distributed to the participant in a lump sum as soon as practicable after the participant’s severance from employment. No consent of the participant is required for this involuntary cash-out to be made.

(j)	Administration

The Plan is administered by an administrative committee, which is composed of certain appointed employees of the Bank. The administrative committee has the responsibility of selecting the investment options of the trust into which participants can direct their contributions.

Vanguard Fiduciary Trust Company (the Trustee) is the trustee of the Plan. The Trustee has the responsibilities of investing, holding, collecting, distributing, and accounting for the assets of the trust.

All expenses incurred in the administration of the Plan have been paid by the Bank to the extent not paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

In accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in assets available for benefits are prepared on a contract-value basis.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make a number of estimates and assumptions relating to the reported amounts of assets and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 discusses acceptable valuation techniques and the related valuation inputs used. These inputs are assumptions market participants use in pricing investments. ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities traded in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques that require the use of significant judgment or estimation.

The common stock fund is valued at its year-end unit closing price (based on year-end market price). Quoted market prices in active markets are used to value the mutual funds. The collective trust fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit-responsive. This investment is presented at the fair value of units held by the Plan as of December 31 in the statements of assets available for benefits, including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Level 1	Level 2	Level 3	Total
December 31, 2012:
Mutual funds:
Stock – large cap funds	$25,751,196	—	—	25,751,196
Balanced funds	26,096,220	—	—	26,096,220
Bond funds	10,911,229	—	—	10,911,229
International funds	6,197,117	—	—	6,197,117
Stock – small cap funds	3,194,106	—	—	3,194,106
Other	14,436	—	—	14,436
Total mutual funds	72,164,304	—	—	72,164,304
Common stock fund	1,230,603	—	—	1,230,603
Collective trust fund	—	19,271,824	—	19,271,824
	$73,394,907	19,271,824	—	92,666,731

	Level 1	Level 2	Level 3	Total
December 31, 2011:
Mutual funds:
Stock – large cap funds	$23,169,515	—	—	23,169,515
Balanced funds	22,532,152	—	—	22,532,152
Bond funds	9,295,584	—	—	9,295,584
International funds	5,147,903	—	—	5,147,903
Stock – small cap funds	2,795,044	—	—	2,795,044
Other	15,134	—	—	15,134
Total mutual funds	62,955,332	—	—	62,955,332
Common stock fund	1,079,001	—	—	1,079,001
Collective trust fund	—	19,071,299	—	19,071,299
	$64,034,333	19,071,299	—	83,105,632

The Plan’s investment in balanced funds is comprised of a series of broadly diversified retirement funds, each with a different investment composition based on the respective target retirement-based objectives of the fund. Each fund’s investment composition will vary with more conservative portfolios for approaching retirement dates. Such funds are primarily comprised of an allocation of U.S. stocks and bonds, and international stocks in order to diversify risks.

The Plan’s investment in bond funds is primarily comprised of U.S. corporate and U.S. government bonds.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Risks and Uncertainties

The Plan may invest in various types of investment securities, including shares of Central Pacific Financial Corp. common stock held in the Central Pacific Financial Corp. stock fund (CPF Stock Fund). Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

(3)	Investments

The following table presents investments as of December 31, 2012 and 2011. Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified.

	2012	2011
Mutual funds:
Vanguard PRIMECAP Fund	$9,839,623	9,391,825
Vanguard Target Retirement 2020 Fund	7,821,901	5,722,290
Vanguard Total Stock Market Index Fund	6,328,787	5,435,280
Vanguard Long-Term Investment Grade Fund	5,856,422	5,360,423
Vanguard Total International Stock Index Fund	6,197,117	5,147,903
Dodge and Cox Stock Fund	5,234,000	4,620,902
Vanguard Target Retirement 2015 Fund	4,750,374	4,258,412
Vanguard Total Bond Market Index Fund	5,054,807	3,935,161
Others	21,081,273	19,083,136
	72,164,304	62,955,332
Common stock fund – Central Pacific Financial Corp.
stock fund	1,230,603	1,079,001
Collective trust fund – Vanguard Retirement Savings
Trust, at fair value	19,271,824	19,071,299
Adjustment from fair value to contract value	(970,191)	(883,123)
Collective trust fund, at contract value	18,301,633	18,188,176
Total investments	$91,696,540	82,222,509

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Mutual funds	$6,649,443	(1,944,626)
Central Pacific Financial Corp. stock fund	198,581	(847,576)
	$6,848,024	(2,792,202)

(4)	Related-Party Transactions

Plan investments include shares of mutual funds and shares of a collective trust fund managed by an affiliate of the Trustee. Therefore, these transactions qualify as party-in-interest. Administrative expenses paid to the Trustee amounted to $45,190 and $32,572 for the years ended December 31, 2012 and 2011, respectively.

Plan investments also include 78,359 and 82,925 shares of Central Pacific Financial Corp. common stock held in the CPF Stock Fund as of December 31, 2012 and 2011, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

(6)	Tax Status

The Plan obtained its latest determination letter on March 21, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from income tax and therefore no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(7)	Subsequent Events

There were no material subsequent events that have occurred which would require recognition or disclosure in the financial statements.

			Schedule

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

		(c)
		Description of investment,
	(b)	including maturity date,	(d)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	value
*	Vanguard PRIMECAP Fund	Mutual fund, 141,598 shares	$9,839,623
*	Vanguard Target Retirement 2020 Fund	Mutual fund, 328,238 shares	7,821,901
*	Vanguard Total Stock Market Index Fund	Mutual fund, 177,575 shares	6,328,787
*	Vanguard Total International Stock
	Index Fund	Mutual fund, 413,693 shares	6,197,117
*	Vanguard Long-Term Investment Grade Fund	Mutual fund, 539,762 shares	5,856,422
	Dodge and Cox Stock Fund	Mutual fund, 42,937 shares	5,234,000
*	Vanguard Total Bond Market Index Fund	Mutual fund, 455,799 shares	5,054,807
*	Vanguard Target Retirement 2015 Fund	Mutual fund, 355,035 shares	4,750,374
*	Vanguard Growth and Income Fund	Mutual fund, 143,477 shares	4,348,786
*	Vanguard Target Retirement 2025 Fund	Mutual fund, 238,055 shares	3,235,162
	Schroder U.S. Opportunities Fund	Mutual fund, 139,177 shares	3,194,106
*	Vanguard Target Retirement 2030 Fund	Mutual fund, 116,149 shares	2,715,574
*	Vanguard Target Retirement 2010 Fund	Mutual fund, 80,476 shares	1,941,894
*	Vanguard Target Retirement 2035 Fund	Mutual fund, 134,706 shares	1,898,002
*	Vanguard Target Retirement Income	Mutual fund, 140,224 shares	1,709,332
*	Vanguard Target Retirement 2040 Fund	Mutual fund, 38,632 shares	895,481
*	Vanguard Target Retirement 2050 Fund	Mutual fund, 24,917 shares	575,345
*	Vanguard Target Retirement 2045 Fund	Mutual fund, 33,008 shares	480,269
*	Vanguard Target Retirement 2055 Fund	Mutual fund, 2,893 shares	71,740
*	Vanguard Prime Money Market Fund	Mutual fund, 14,436 shares	14,436
*	Vanguard Target Retirement 2060 Fund	Mutual fund, 53 shares	1,146
	Total mutual funds		72,164,304
*	Central Pacific Financial Corp.
	stock fund	Common stock fund, 78,935 units	1,230,603
*	Vanguard Retirement Savings Trust	Collective trust fund, 18,301,633
		units at contract value, fair
		value of $19,271,824	18,301,633
*	Notes receivable from participants	253 total loans, with interest rates
		from 2.34% to 8.38%, maturing
		in years beginning in 2013
		through 2023	1,940,903
			$93,637,443

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Pacific Financial Corporation who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL PACIFIC BANK 401(k) RETIREMENT SAVINGS PLAN

Date: June 26, 2013	By:	/s/ Patricia Foley
Patricia Foley
Senior Vice President and Human Resources Manager

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm